FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940






                             THE ALGER AMERICAN FUND
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 1 day of May, 1997.


                                         Signature: The Alger American Fund



                                         By:     /s/ Gregory S. Duch
                                             --------------------------------
                                                   Gregory S. Duch
                                         Title: Treasurer


Attest:  /s/ Mary Marsden-Cochran
         -------------------------------
         Mary Marsden-Cochran
         Secretary